Fiore Exploration Announces Trading on OTCQB

December 6, 2016	TSXV–F

Vancouver, British Columbia – FIORE EXPLORATION LTD.  (TSXV: F.V) (OTCQB:FIORF) (“Fiore” or the “Company”) is pleased to announce that its common shares are now trading on the OTCQB® Venture Market in the United States under the symbol “FIORF.”

The OTCQB Venture Market is for entrepreneurial and development stage U.S. and international companies. To be eligible, companies must be current in their financial reporting, pass a minimum bid price test and undergo an annual company verification and management certification process. The OTCQB quality standards provide a strong baseline of transparency, as well as the technology and regulation to improve the information and trading experience for investors.

Fiore Exploration will continue to trade on the TSX Venture Exchange (TSXV) under its existing symbol "F".

Vern Arseneau, P. Geo., Fiore’s VP Exploration, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Fiore Exploration

Fiore Exploration is a Latin America focused gold explorer, whose Pampas El Peñon and Cerro Tostado gold and silver projects in Chile cover land in the same geological environment as Yamana's flagship El Peñon mine.

On behalf of FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

Contact Us:

info@fioreexploration.com

1(416) 639-1426 Ext. 1

www.fioreexploration.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Information

"This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. This information and statements address future activities, events, plans, developments and projections. All statements, other than statements of historical fact, constitute forward-looking statements or forward-looking information. Such forward-looking information and statements are frequently identified by words such as "may," "will," "should," "anticipate," "plan," "expect," "believe," "estimate," "intend" and similar terminology, and reflect assumptions, estimates, opinions and analysis made by management of the Company in light of its experience, current conditions, expectations of future developments and other factors which it believes to be reasonable and relevant. Forward-looking information and statements involve known and unknown risks and uncertainties that may cause the Company's actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking information and statements and accordingly, undue reliance should not be placed thereon.

Risks and uncertainties that may cause actual results to vary include but are not limited to the availability of financing; fluctuations in commodity prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking information or statements except as may be required by applicable law."